DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
DWS Distributors, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DWS Distributors, Inc. (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2002.

New York, New York
March 31, 2021

DWS Distributors, Inc.
(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Statement of Financial Condition

December 31, 2020

Assets

Cash and cash equivalents	$ 60,726,905
Administrative, service and distribution fees receivable	4,304,015
Commissions receivable	13,244
Receivable from affiliates	15,256,346
Property, plant and equipment	6,210
Other assets	541,006
Income tax receivable	17,098
Deferred tax asset, net	2,637,686
Total assets	$ 83,502,510

Liabilities and Stockholder's Equity

Administrative, service and distribution fees payable	$ 6,513,954
Payable to affiliates	5,831,158
Income tax payable	1,355,262
Compensation payable	19,831,538
Accounts payable and accrued expenses	5,286,772
Total liabilities	38,818,684

Stockholder's equity:	
Common stock:	
Class A, par value $1.00 per share. Authorized, issued, and outstanding 1,000 shares	1,000
Class B, par value $0.01 per share. Authorized, issued, and outstanding 1,000 shares	10
Paid-in capital	11,589,731
Retained earnings	33,093,085
Total stockholder's equity	44,683,826
Total liabilities and stockholder's equity	$ 83,502,510

See accompanying notes to financial statement

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Statement of Financial Condition

December 31, 2020

(1) Organization and Business

DWS Distributors, Inc. (the Company) is a wholly owned subsidiary of DWS Investment Management Americas, Inc. ("DIMA or the Parent"). DIMA is a wholly owned subsidiary of DWS USA Corporation ("DWS USA"). DWS USA is a wholly owned subsidiary of DWS Group GmBH & Co. KGaA ("DWS Group"), a publicly traded company on the Frankfurt Stock Exchange, which is majority–owned by Deutsche Bank AG ("the Bank"). The Company was incorporated in Delaware on September 20, 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

(2) Risk

The economic disruption caused by the rapid spread of the COVID-19 pandemic has resulted in a sharp slowdown in global GDP growth, but the economy has picked up again in the second quarter of the year. Progress regarding the development of a COVID- 19 vaccination has been made. Markets have priced in this optimistic scenario and hence it will be crucial that the expectations are fulfilled regarding the effectiveness of the COVID-19 vaccination and its rapid introduction. In case expectations will not be fulfilled, this may lead to a negative impact on global growth and global financial markets. Despite the business continuity and crisis management policies currently in place, travel restrictions or potential impacts on personnel may disrupt our business. In addition, another potential economic slowdown could negatively impact our revenues, assets and liabilities.

The ongoing COVID-19 pandemic and its impact on the global economy may affect our ability to meet our financial targets. While the long-term impact of the pandemic on our business and financial targets is not yet known, we may be materially adversely affected by a protracted downturn in local, regional or global economic conditions.

(3) Summary of Significant Accounting Policies

(a)   Basis of Presentation

The Company's statement of financial condition have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition Actual results could differ from those estimates.

The accompanying statement of financial condition have been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial conditions, which would have existed if the Company had been operating as an unaffiliated entity.

(b)   Use of Estimates

The preparation of the statement of financial condition requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are based on the Company's best estimates and judgment. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Statement of Financial Condition

December 31, 2020

the current economic environment, and adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from those estimates.

(c) *Foreign Currency Translation*

The functional currency of the Company is U.S. dollar. Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

(d) *Cash and Cash Equivalents*

The Company defines cash and cash equivalents as cash or short-term, highly liquid securities and interest-earning deposits with original maturities of three months or less.

(e) *Common Stock*

The Company has two classes of common stock. The Parent holds all Class A voting shares and Class B non-voting shares. In the second half of 2020, the Board of Directors decided to repatriate capital to the Parent in the form of a dividend for $40 million.

(f) *Share-Based Compensation*

Awards were granted by DWS Group to selected employees of the Company. Both awards (DWS Equity Plan and DWS Stock Appreciation Rights (SAR) Plan are considered as cash settled but equity-linked plans. All employees who are offered the DWS Equity Plan are subject to performance conditions and forfeiture provisions, which need to be met for each tranche to be eligible for settlement. In case such performance conditions are not met, the tranche will lapse. Employees who are offered the DWS SAR Plan awards are also subject to specific performance and forfeiture provisions, as applicable under the SAR Plan.

The employees continue to participate in the DB Equity Plan under the rules established for the Bank as applicable. Share-based payment transactions where the Bank grants Deutsche Bank AG shares to the employees of the Company are classified as equity-settled transactions reflected in the equity in thestatement of financial condition as the Bank has the obligation to settle the shares. The substance of Bank's share award programs is that the Bank makes a capital contribution to the Company, which correspondingly makes a share-based payment to its employees in exchange for services.

(g) *Income Taxes*

The results of the Company are included in the consolidated U.S. Federal income tax return of DWS USA Corporation.

The Company's full year results are included in certain combined and unitary state tax returns of the Deutsche Bank New York Branch. In addition, the Company files tax returns in certain states on a standalone basis.

The Company participates in a tax sharing agreement with DWS USA Corporation. Pursuant to such tax sharing agreement, income taxes are computed on a modified separate company basis and the Company reflects the separate return tax liability as a current tax liability on the books and records. U.S. Federal tax liability is paid by the Company to DWS USA Corporation on a current basis. In the event the Company generates a tax benefit from Federal tax losses or tax credits, such benefit is reflected as a current tax receivable on the Company's books and the Company is reimbursed for this tax benefit on a current basis by DWS USA Corporation.

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Statement of Financial Condition

December 31, 2020

The Company provides for income taxes on all transactions that have been recognized in the statement of financial condition in accordance with ASC Topic 740, *Income Taxes*. Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period during which such changes are enacted. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. Deferred tax assets are included in the statement of financial condition.

ASC Topic 740 provides guidance on the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, disclosure, and transition.

(h)   Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation of furniture, fixtures, equipment, and computer software is computed using the straight-line method over their estimated useful lives of three to seven years.

(i)   Recent Accounting Developments

Financial Instruments-Credit Losses (ASC 326): Measurement of Credit Losses on Financial Instruments. In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses, Measurement of Credit Losses on Financial Instruments*. This ASU introduces a new credit loss methodology, which replaces the incurred credit loss model with the Current Expected Credit Losses (CECL) model. Under CECL, lifetime expected credit losses are estimated at inception and over the life of financial instruments measured at amortized cost based on relevant factors, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This ASU also modifies the accounting for expected credit losses related to certain purchased financial assets with deterioration in credit quality since origination and available-for-sale debt securities. ASU 2016-13, as amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, and ASU 2019-11, is effective for annual reporting periods beginning after December 15, 2019, including interim periods within that reporting period.

The Corporation adopted this ASU as of January 1, 2020 using the modified retrospective approach with no material impact on the financial condition.

(4) Related Party Transactions

The Company has related-party transactions with Deutsche Bank AG and affiliated companies as the result of transactions entered into in the ordinary course of business. Such transactions are based on contractual agreements or standard allocations methodologies between the Company and its affiliates.

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Statement of Financial Condition

December 31, 2020

Related Party Assets and Liabilities

The following table sets forth related party assets and liabilities as of December 31, 2020, as included in the statement of financial condition:

Assets		
Receivable from affiliates	$	15,256,346
Administrative, service and distribution fee receivable		4,304,015
Commission receivable		13,244
Income taxes receivable		120,246
	$	19,693,851
Liabilities		
Payable to affiliates	$	5,831,158
Accounts payable and accrued expenses		70,375
Compensation payable		1,063,423
Income tax payable		1,636,389
	$	8,601,345

(5) Income Taxes

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2020, were as follows:

Deferred tax assets:		
Deferred compensation	$	3,564,316
State net operating loss carryforward		2,196
Other		190
Gross deferred tax assets		3,566,702
Valuation allowance		(2,196)
Deferred tax assets, net of valuation allowance		3,564,506
Deferred tax liabilities:		
Pension and post-retirement benefits		(926,820)
Gross deferred tax liabilities		(926,820)
Net deferred tax asset	$	2,637,686

The Company participates in the tax sharing agreement with DWS USA as a result of the Company being included in the Federal consolidated tax return filed under DWS USA.

Income taxes are computed on a modified separate company basis and the Company reflects the separate return tax liability as a current tax liability on the books and records. U.S. Federal tax liability is paid by the Company to

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Statement of Financial Condition

December 31, 2020

DWS USA on a current basis. In the event the Company generates a tax benefit from Federal tax losses or tax credits, such benefit is reflected as a current tax receivable on the Company's books and the Company is reimbursed for this tax benefit on a current basis by DWS USA.

Since the Company utilizes a modified separate company method for its separate company income tax computation, the taxable income of the DWS USA consolidated tax group of which the Company is a member is considered in evaluating whether deferred tax assets ("DTAs") are expected to be realized. The Company believes it is more likely than not that the results of future operations, taking into account the impact of the Company's various strategic initiatives, will generate sufficient taxable income to realize the net DTAs.

As of December 31, 2020, the Company determined that it has no uncertain tax positions, interest, or penalties as defined within FASB ASC 740, and accordingly, no additional disclosures are required. In the next twelve months the Company believes that there will be no material changes to unrecognized tax benefits.

As of December 31, 2020, the consolidated group of which the Company is a member, is under examination by the IRS for tax years 2017 through 2018. New York State and New York City are under examination for tax years 2015 through 2016. Illinois is under examination for tax years 2011 through 2012.

The Company primarily files in the following jurisdictions: Federal, New York State and New York City.

Tax refunds receivable from other state tax authorities at December 31, 2020 is $177,979. Net tax payable to affiliates at December 31, 2020 is $1,516,143.

(6) Employee Benefit Plans

Retirement Plans

The Company continues to participate, together with other affiliates of Deutsche Bank Americas Holding Corporation (DBAH) in a tax-qualified 401(k) plan. Employees are able to contribute up to 40% of their eligible compensation on a before-tax and /or after-tax basis, up to IRS limits. For employees hired before January 1, 2005, after a participant has completed six months of service the Company matches dollar for dollar up to 5% of eligible compensation, up to a maximum of $4,000 per year.

Effective January 1, 2005, the plan was amended for employees hired on or after January 1, 2005. Participants who have completed six months of service receive a Company matching contribution of up to 4% of eligible compensation, up to the IRS annual compensation maximum. Participants employed less than 10 years receive a Company fixed contribution equal to 4% of the first $100,000 of eligible compensation. Participants employed 10 or more years receive a Company fixed contribution equal to 6% of the first $100,000 of eligible compensation. In addition, effective as of when Deutsche Bank AG no longer owned (directly or indirectly) at least 80% of DWS KGaA, participants that are not eligible for a Company fixed contribution since they were hired, rehired or localized before January 1, 2005, will receive a supplemental annual contribution in an amount equal to 6.5% of eligible compensation..

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Statement of Financial Condition

December 31, 2020

(a) *Share-Based Compensation Plans*

DWS Equity and SAR Plans

DWS Group made grants of share-based compensation under the DWS Equity Plan. This plan represents a contingent right to receive a cash payment by referencing to the value of DWS shares during a specified time period. The DWS SAR Plan represents a contingent right to receive a cash payment equal to any appreciation (or gain) in the value of a set number of notional DWS shares over a fixed period of time. This award does not provide any entitlement to receive DWS shares, voting rights or associated dividends. The award recipient for any share-based compensation plan is not entitled to receive dividends during the vesting period of the award. The share awards granted under the terms and conditions of any share-based compensation plan are forfeited fully or partly if the recipient voluntarily terminates employment before the end of the relevant vesting period. Vesting usually continues after termination of employment in cases such as redundancy or retirement.

Deutsche Bank Equity Plan:

The Company employees continue to participate in the DB Equity Plan under the rules established for Deutsche Bank as applicable. The Bank made grants of share-based compensation under the DB Equity Plan. This plan represents a contingent right to receive Deutsche Bank AG common shares after a specified period of time. The award recipient is not entitled to receive dividends during the vesting period of the award. The share awards granted under the terms and conditions of the DB Equity Plan may be forfeited fully or partly if the recipient voluntarily terminates employment before the end of the relevant vesting period. Vesting usually continues after termination of employment in cases such as redundancy or retirement.

To the extent that the settlement price is less or greater than the price at grant date the Company is allocated a gain or loss based on the difference.

The Company was allocated a gain of approximately $0.4 million related to its portion of the overall net gain realized by the Bank that was attributable to share-based awards granted to the Company's employees. This amount has been reflected as an adjustment to the Company's paid-in capital in excess of par value.

(b) *Cash Retention Plan*

The Company participates in the DB Restricted Incentive Plan, a cash retention plan of the Bank, under which Restrictive Incentive Awards ("RIA") are granted as deferred cash compensation. The RIA consists of four tranches each amounting to one quarter of the grant volume. It is subject to a four-year pro-rata vesting period during which time specific forfeiture conditions apply. In line with regulatory requirements, this plan includes performance-indexed clawback rules. Thus, there is the possibility that parts of the awards will be subject to forfeiture in the event of non-achievement of defined targets, breach of policy or financial impairment.

(c) *Contractual Agreements*

The Company is not a sponsor of a Deutsche Bank Americas Holding Corp. Defined Benefit Plan or Post Retiree Medical Plan ('Plans"). However, certain former and current employees of the Company are entitled to benefits under the Plans. The Company has a contractual agreement to reimburse the Plans Sponsor an amount to fund its portion of the cost.

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Statement of Financial Condition

December 31, 2020

(7) Regulatory Requirements – Net Capital

Pursuant to the SEC's Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain minimum net capital. The Company computes its required net capital using the alternative method. As of December 31, 2020, the Company's net capital, alternative net capital requirement, and excess net capital were $20,340,268, $250,000, and $20,090,268 respectively. Capital may not be withdrawn nor dividends paid to the extent capital is required for continued compliance with Rule 15c3-1.

(8) Subsequent Events

In accordance with U.S. GAAP disclosure requirements on subsequent events, management has evaluated events for possible recognition or disclosure in the financial statements through March 31, 2021, the date the financial statements were issued.